UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended December 31, 2007
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore - 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      ☑                      Form 40-F       ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐                      No       ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 39.41 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I – FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,					As of March 31,
	2006		2007		2007	2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	4,752	Rs.	15,999	$406	Rs.	12,412
Restricted cash		—		509	13		7,238
Investments in liquid and short-term mutual funds (Note 8)		37,608		17,738	450		32,410
Accounts receivable, net of allowances (Note 5)		26,663		34,773	882		28,083
Unbilled revenue		5,117		8,860	225		5,096
Inventories (Note 6)		3,985		6,628	168		4,150
Deferred income taxes		423		637	16		382
Other current assets (Note 7)		7,713		18,260	463		11,479

Total current assets		86,261		103,404	2,624		101,250
Property, plant and equipment, net (Note 9)		24,352		35,872	910		26,541
Investments in affiliates (Note 13)		1,203		1,243	32		1,242
Investment securities		357		358	9		357
Deferred income taxes		53		65	2		49
Intangible assets, net (Note 10)		2,622		12,034	306		2,663
Goodwill (Note 3,10)		12,799		37,798	959		12,706
Other assets (Note 7)		1,554		2,727	69		1,959

Total assets	Rs.	129,201	Rs.	193,501	$4,910	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term borrowings from banks (Note 15)	Rs.	2,145	Rs.	25,019	$635	Rs.	2,893
Current portion of long-term debt (Note 15)		229		552	14		328
Current portion of obligations under capital leases		—		341	9		—
Accounts payable		6,188		12,258	311		10,202
Accrued expenses		8,050		7,667	195		5,139
Accrued employee costs		5,153		4,855	123		5,187
Advances from customers		1,362		1,775	45		1,315
Unearned revenue		1,753		3,984	101		1,818
Other current liabilities (Note 11)		6,048		9,337	237		16,623

Total current liabilities		30,929		65,788	1,670		43,505
Long-term debt, excluding current portion(Note 15)		800		238	5		560
Obligations under capital leases, excluding current portion		—		734	19
Deferred income taxes		462		2,462	63		464
Other liabilities		860		2,698	68		770

Total liabilities		33,051		71,920	1,825		45,299

Minority interest		—		126	3		—

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, 1,439,802,322 and 1,460,529,013 shares as of March 31, 2007, December 31, 2006 and 2007 (Note 16)		2,880		2,921	74		2,918
Additional paid-in capital (Note 21)		19,194		26,089	662		24,508
Accumulated other comprehensive income		484		139	4		94
Retained earnings (Note 17)		73,593		92,306	2,342		73,948
Equity shares held by a controlled Trust: 7,961,760, 7,869,060 and 7,961,760 shares as of March 31, 2007, December 31, 2006 and 2007 (Note 21)		—		—	—		—

Total stockholders’ equity		96,150		121,455	3,082		101,468

Total liabilities and stockholders’ equity	Rs.	129,201	Rs.	193,501	$4,910	Rs.	146,767

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended December 31,			Nine months ended December 31,
	2006	2007	2007	2006	2007	2007
			Convenience			Convenience
			translation			translation into
			into US$			US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:

Global IT Services and Products
IT Services	26,501	32,975	837	73,790	89,917	2,282
BPO Services	2,372	2,998	76	6,774	8,371	212
India and AsiaPac IT Services and Products
Services	2,223	3,220	82	5,908	8,607	218
Products	4,511	5,987	152	10,181	15,938	404
Consumer Care and Lighting	1,931	4,050	103	5,451	9,832	249
Others	2,099	3,131	79	3,982	8,809	224

Total	39,636	52,361	1,329	106,086	141,474	3,590

Cost of revenues:

Global IT Services and Products
IT Services	17,512	22,878	581	48,597	61,250	1,554
BPO Services	1,529	2,063	52	4,521	5,566	141
India and AsiaPac IT Services and Product
Services	1,148	1,796	46	3,231	4,959	126
Products	4,102	5,327	135	9,233	14,119	358
Consumer Care and Lighting	1,296	2,472	63	3,559	6,011	153
Others	1,809	2,584	66	3,243	7,320	186

Total	27,360	37,120	942	72,383	99,225	2,518

Gross profit	12,276	15,241	387	33,703	42,249	1,072
Operating expenses:
Selling and marketing expenses	(2,192)	(3,535)	(90)	(6,389)	(9,584)	(243)
General and administrative expenses	(2,068)	(2,874)	(73)	(5,340)	(7,589)	(193)
Research and development expenses	(76)	(296)	(8)	(204)	(626)	(16)
Amortization of intangible assets (Note 10)	(90)	(220)	(6)	(232)	(424)	(11)
Foreign exchange gains/(losses), net	(211)	169	4	(227)	(625)	(16)
Others, net	65	414	11	370	526	13

Operating income	7,703	8,898	226	21,681	23,927	607
Other income, net (Note 18)	705	455	12	1,683	2,189	56
Equity in earnings/(losses) of affiliates (Note 13)	121	(14)	—	279	157	4

Income before income taxes, minority interest and cumulative effect of change in accounting principle	8,529	9,340	237	23,643	26,273	667
Income taxes (Note 20)	(1,080)	(1,074)	(27)	(3,127)	(2,778)	(70)
Minority interest	—	(5)	—	—	(8)	—

Income before cumulative effect of change in accounting principle	7,450	8,261	210	20,516	23,487	596
Cumulative effect of change in accounting principle	—	—	—	39	—	—

Net income	7,450	8,261	210	20,555	23,487	596

Earnings per equity share: (Note 22)
Basic
Income before cumulative effect of change in accounting principle	5.21	5.69	0.14	14.40	16.20	0.41
Cumulative effect of change in accounting principle	—	—	—	0.03	—	—
Net income	5.21	5.69	0.14	14.43	16.20	0.41
Diluted
Income before cumulative effect of change in accounting principle	5.14	5.68	0.14	14.22	16.14	0.41
Cumulative effect of change in accounting principle	—	—	—	0.03	—	—
Net income	5.14	5.68	0.14	14.25	16.14	0.41
Weighted average number of equity shares used in computing earnings per equity share:
Basic	1,428,718,122	1,450,673,837		1,424,271,318	1,450,201,056
Diluted	1,449,669,389	1,453,954,740		1,442,901,237	1,454,954,227
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

								Accumulated
				Additional				Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock	Comprehensive	Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation	Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2006	1,425,754,267		2,852		16,521	(2,202)			434		61,161	(7,869,060)		—		78,764

Elimination of deferred stock compensation balance on adoption of SFAS 123 No. ( R ) (unaudited) (Note 2)					(2,202)	2,202										—
Cumulative effect of change in accounting principle (unaudited) (Note 2)					(39)											(39)
Cash dividend (unaudited)											(8,123)					(8,123)
Issuance of equity shares on exercise of options (unaudited)	14,048,055		28		3,952											3,980
Compensation cost related to employee stock incentive plan (unaudited) (Note 21)					898											898
Excess income tax benefit related to employee stock incentive plan (unaudited)					65											65
Compehensive Income Net income (unaudited)							20,555				20,555					20,555
Other comprehensive income/(loss)																—
Translation adjustments (unaudited)							21									—
Unrealised gain/(loss) on investment securities, net (net of tax effect of Rs. 59) (unaudited)							116									—
Unrealised gain/(loss) on cash flow hedging derivatives, net (unaudited)							(87)									—

Total other comprehensive income/(loss) (unaudited)							50		50							50

Comprehensive income (unaudited)							20,605

Balance as of December 31, 2006 (unaudited)	1,439,802,322		2,880		19,194	—			484		73,593	(7,869,060)		—		96,150

Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508	—		Rs.	94	Rs.	73,948	(7,961,760)	Rs.	—	Rs.	101,468

Cash dividend (unaudited)											(5,129)					(5,129)
Issuance of equity shares on exercise of options (unaudited)	1,529,363		3		485											488
Compensation cost related to employee stock incentive plan (unaudited) (Note 21)					926											926
Sale of long-lived asset to the controlling shareholder, (net of tax effect of Rs. 52) (unaudited)					102											102
Excess income tax benefit related to employee stock incentive plan (unaudited)					68											68
Comprehensive income
Net income (unaudited)							23,487				23,487					23,487
Other comprehensive income / (loss) Translation adjustments (unaudited)							(793)									—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. (16)) (unaudited)							(32)									—
Unrealized gain/(loss) on cash flow hedging derivatives, net (net of tax effect of Rs.199) (unaudited)							870									—

Total other comprehensive income / (loss) (unaudited)							45		45							45

Comprehensive income (unaudited)							25,532

Balance as of December 31, 2007 (unaudited)	1,460,529,013	Rs.	2,921	Rs.	26,089	—		Rs.	139	Rs.	92,306	(7,961,760)	Rs.	—	Rs.	121,455

Balance as of December 31, 2007 (unaudited) ($)			$74		$662				$4		$2,342			$—		$3,082

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Nine months ended December 31,
	2006		2007		2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	20,555	Rs.	23,487	$596
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(8)		(18)	—
Cumulative effect of change in accounting principle		(39)		—	—
Depreciation and amortization		3,170		4,305	109
Deferred tax charge/(benefit)		(40)		(32)	(1)
Unrealised exchange (gain)/loss		235		(2,117)	(54)
(Gain)/loss on sale of investment securities		(316)		(596)	(15)
Stock based compensation		962		926	23
Equity in earnings of affiliates		(279)		(157)	(4)
Changes in operating assets and liabilities:
Accounts receivable		(4,892)		(4,116)	(104)
Unbilled revenue		(781)		(3,763)	(95)
Inventories		(769)		(1,551)	(39)
Other assets		(1060)		(3,680)	(93)
Accounts payable		93		1,649	42
Accrued expenses and employee costs		1,280		3,411	87
Unearned revenue & Advances from customer		1,290		2,625	67
Other liabilities		2,141		(3,133)	(80)

Net cash provided by operating activities		21,541		17,239	437

Cash flows from investing activities:
Expenditure on property, plant and equipment		(8,228)		(9,739)	(247)
Proceeds from sale of property, plant and equipment		118		392	10
Purchase of investments		(84,092)		(180,821)	(4,588)
Proceeds from sale of investments		77,083		196,195	4,978
Investment in interest bearing inter-corporate deposits		—		50	1
Payment for acquisitions, net of cash acquired		(7713)		(32,837)	(833)

Net cash used investing activities		(22,833)		(26,760)	(679)

Cash flows from financing activities:
Proceeds from issuance of equity shares		3,905		502	13
Proceeds from issuance of equity shares by a subsidiary		—		55	1
Proceeds/(repayment) from/of short-term borrowings from banks, net		—		17,686	449
Repayment of long-term debt		(6,285)		(499)	(13)
Proceeds from long-term debt		7,649		663	17
Payment of cash dividends		(8,123)		(5,399)	(137)
Excess income tax benefits related to employee stock incentive plan		65		68	2

Net cash provided/(used) in financing activities		(2,789)		13,076	332

Net increase in cash and cash equivalents during the period		(4,080)		3,556	90
Effect of exchange rate changes on cash		(26)		31	1
Cash and cash equivalents at the beginning of the period		8,858		12,412	315

Cash and cash equivalents at the end of the period	Rs.	4,752	Rs.	15,999	$406

Supplementary information:
Cash paid for interest	84	1,221	31
Cash paid for taxes	3,236	2,834	72
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.
     Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007.
     Functional currency and exchange rate translation. The functional currency of Wipro and its domestic subsidiaries is the Indian rupees, the national currency of India. The functional currency of Wipro’s foreign subsidiaries is determined based on an evaluation of the individual and collective economic factors as discussed in Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation. The assets and liabilities of subsidiaries that have local functional currency are translated into Indian rupees at the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated at monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the period ended December 31, 2007, have been translated into U.S. dollars at the noon buying rate in New York City on December 31, 2007, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 39.41. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in highly liquid instruments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs. However, such costs are deferred if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract are deemed to be probable.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     For all revenue arrangements with multiple deliverables, based on the guidance in EITF Issue No. 00-21 the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.
     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease and leasehold improvements are amortized over the shorter of estimated useful life and the related lease term. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Computer equipment	2 to 6 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 years
Computer software	2 to 6 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     The Company amortizes intangible assets over their estimated useful lives unless such lives are determined to be indefinite. Amortizable intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets with indefinite lives are tested at least annually for impairment and written down to the fair value as required. The estimated useful lives of the amortizable intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 30 years
Technology-based intangibles	5 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized. Excess income tax benefit on exercise of employee stock options is credited to additional paid-in capital.
     The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48) on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of other income, net. Refer note 20 for additional information relating to impact of adoption of FIN 48.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. The Company adopted SFAS No.123(R) using the modified prospective application method. Under this approach, the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123.
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202 was eliminated against additional paid-in capital on April 1, 2006. Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39 representing the reversal of compensation cost for such instruments previously recognized in income as cumulative effect of changes in accounting principle. For awards with a graded-vesting schedule, if vesting is based only on a service condition, the Company recognizes the compensation cost on a straight-line basis over the requisite service period of the entire award.

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The Company assesses hedge effectiveness based on the overall change in fair value of the derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategies, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.
     Reclassifications. Certain amounts in the consolidated financial statements have been reclassified to conform to the current period’s presentation.
     Recent accounting pronouncement
     SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the mandatory provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.
     SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.
     SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company is currently evaluating the impact of SFAS No. 141R on its consolidated financial statements.
     SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS No. 160 (an amendment of ARB No. 51)). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company will be required to adopt this new standard prospectively, for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its consolidated financial statements.
3. Acquisitions
Unza Holdings Limited
     On July 30, 2007, the Company acquired 100% of the equity of Unza Holdings Limited (‘Unza’) and subsidiaries. Unza is an independent manufacturer and marketer of personal care products in South East Asia. Unza markets a wide portfolio of personal care and detergent brands in several countries. The consideration (including direct acquisition costs) included a cash payment of Rs. 9,273 and a deferred payment of Rs. 981 which was paid during the quarter ended December 31, 2007.
     The Company believes that this acquisition would strengthen the Company’s brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands.
     The majority of marketing-related intangibles relate to brands. The Company is in the process of determining brands, which have indefinite life, and those, which have determinable life based on a number of factors, including the competitive environment, market share, brand history and macro economic environment of the countries in which the brands are sold.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Tangible assets	Rs.	4,204
Liabilities		(4,718)
Marketing-related intangibles		7,691
Deferred tax liabilities		(1,407)
Goodwill		4,484

Total	Rs.	10,254

Infocrossing Inc.
     On September 20, 2007, the Company acquired Infocrossing Inc. and subsidiaries (‘Infocrossing’). The acquisition was conducted by means of a tender offer for all the outstanding shares of Infocrossing. Infocrossing is a U.S.-based IT infrastructure management, enterprise application and business process outsourcing services provider. The total consideration (including direct acquisition costs) amounted to Rs. 17,640.
     The Company believes that the acquisition of Infocrossing broadens the Company’s data center and mainframe capabilities and strengthens its competitive positioning in offering infrastructure management services.
     As of the date of acquisition, Infocrossing had net operating losses, which are available for carry- forward and set-off against taxable profits in the future. The Company believes that it is more likely than not that approximately US$ 73 of net operating losses will be available for carry-forward and set-off against taxable income in the future. Accordingly, in the preliminary purchase price allocation, the Company has recorded deferred tax assets of US$ 32 representing the tax benefits that can be availed.
     In addition, pursuant to the terms of an indenture agreement, the convertible debt of Infocrossing has been cancelled on acquisition. Liabilities assumed upon acquisition include Rs. 4,278 payable to the holders of convertible debt. Further, pursuant to the terms of the stock option plan, all the outstanding stock options of Infocrossing have been cancelled. Liabilities assumed upon acquisition include Rs. 823 payable to the stock option holders. These liabilities have been paid during the quarter ended December 31, 2007.
     Infocrossing has tax deductible goodwill of approximately US$ 90 arising from its earlier acquisitions. This goodwill is deductible for tax purposes over 15 years.
     The purchase price has been preliminary allocated to the acquired assets and liabilities as follows:

Description	Fair value

Tangible assets	Rs.	4,800
Liabilities		(10,484)
Customer-related intangibles		2,425
Deferred tax liabilities		(214)
Goodwill		21,113

Total	Rs.	17,640

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.
Unaudited pro forma financial information
     The following table provides pro forma results of operations for the three and nine months ended December 31, 2006 and 2007 as if Unza and Infocrossing had been acquired as of the beginning of each of the fiscal year presented. The proforma results include certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on acquired tangible and intangible assets. The pro forma results exclude effects of certain material non-recurring charges of Rs. 1,717 incurred solely in connection with the acquisition transaction (transaction costs incurred by the acquiree, payments relating to employment contracts of key employees on change of control and write-off of unamortized discount on convertible debt extinguished on acquisition). Such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	44,177	Rs.	52,361	Rs.	119,302	148,325
Net income		7,672		8,261		21,103	23,452
Basic net income per share		5.37		5.69		14.82	16.17
Diluted net income per share		5.29		5.68		14.63	16.12
Others
     During the period ended December 31, 2007, the Company has paid Rs. 266 towards earn-out determined on achievement of specific financial metrics for Retailbox B.V and Saraware Oy.
     The Company has also finalized the purchase price allocation for the acquisitions of RetailBox BV (Enabler), Saraware Oy, Quantech, cMango Inc., 3D Networks and Hydrauto Group during the period ended December 31, 2007. On finalization, the Company did not record any significant adjustment to the preliminary purchase price allocation.

4. Cash and Cash Equivalents
     Cash and cash equivalents comprise cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Nine months ended December 31,				Year ended March 31,
	2006		2007		2007
	((Unaudited))		(Unaudited)
Balance at the beginning of the period	Rs.	1,116	Rs.	1,388	Rs.	1,258
Additional provision during the period, net of collections		213		510		280
Bad debts charged to provision		(126)		(817)		(150)

Balance at the end of the period	Rs.	1,203	Rs.	1,081	Rs.	1,388

6. Inventories
     Inventories consist of the following:

	As of December 31,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	342	Rs.	407	Rs.	298
Raw materials and components		1589		2,777		1,584
Work-in-process		532		773		491
Finished goods		1,521		2,671		1,777

	Rs.	3,985	Rs.	6,628	Rs.	4,150

7. Other Assets
     Other assets consist of the following:

	As of December 31,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	2,161	Rs.	3,850	Rs.	2,426
Prepaid rentals for leasehold land		77		632		597
Due from officers and employees		782		1,531		884
Advances to suppliers		562		1,211		712
Balances with statutory authorities		124		601		207
Deposits		1,570		1,784		1,591
Interest bearing deposits with corporates		600		600		650
Advance income taxes		1,224		5,463		4,844
Deferred contract costs		523		1,428		397
Derivative asset		381		2,027		379
Others		1,262		1,860		751

		9,267		20,987		13,438
Less: Current assets		(7,713)		(18,260)		(11,479)

	Rs.	1,554	Rs.	2,727	Rs.	1,959

8. Investments in liquid and short-term mutual funds
     Investment securities consist of the following:

	As of December 31, 2006						As of December 31, 2007
	(Unaudited)						(Unaudited)
Gross
Unrealized
			Holding						Gross Unrealized
	Carrying Value		Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	36,935	Rs.	674	Rs.	37,608	Rs.	17,217	Rs.	521	Rs.	17,738

	As of March 31, 2007
			Gross
			Unrealized
			Holding
	Carrying Value		Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	31,842	Rs.	568	Rs.	32,410

     Dividends from available-for-sale securities during the year ended March 31, 2007 and nine months ended December 31, 2006 and 2007 were Rs. 1,689, Rs. 1,107 and Rs. 1,197 respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Land	Rs.	1,261	Rs.	2,111	Rs.	1,571
Buildings		5,832		8,748		6,096
Plant and machinery		6,627		10,206		6,644
Computer equipments		9,377		11,215		9,959
Furniture, fixtures and equipment		3,720		5,594		3,934
Vehicles		1,670		2,339		1,821
Computer software for internal use		2,360		3,133		2,831
Capital work-in-progress		9,090		12,471		10,189

		39,938		55,817		43,045
Accumulated depreciation and amortization		(15,585)		(19,945)		(16,504)

	Rs.	24,352	Rs.	35,872	Rs.	26,541

     Depreciation expense for the year ended March 31, 2007 and nine months ended December 31, 2006 and 2007 was Rs. 3931, Rs. 2,863 and Rs. 3,801 respectively. This includes Rs. 400, Rs. 244 and Rs.484 as amortization of capitalized internal use software, during the year ended March 31, 2007 and nine months ended December 31, 2006 and 2007 respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of December 31,
	2006						2007
			(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	66	Rs.	64	Rs.	130	Rs.	98	Rs.	32
Customer-related intangibles		2,027		831		1196		4,568		1,326		3,242
Marketing-related intangibles		1,481		118		1,362		9,172		166		9,006
Effect of translation adjustments		1		1		—		(246)		—		(246)

	Rs.	3,638	Rs.	1,017	Rs.	2,622	Rs.	13,625	Rs.	1,590	Rs.	12,034

	As of March 31, 2007
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	71	Rs.	59
Customer-related intangibles		2,147		937		1,210
Marketing-related intangibles		1,481		79		1,402
Effect of translation adjustments		(8)		—		(8)

	Rs.	3,750	Rs.	1,087	Rs.	2,663

The movement in goodwill balance is given below:

					Year ended
	Nine months ended December 31,				March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	7,481	Rs.	12,706	Rs.	7,481
Goodwill relating to acquisitions		5,438		25,891		5,393
Adjustment relating to finalization of purchase price allocation		(104)		19		(104)
Tax benefit allocated to goodwill		—		(64)		(14)
Effect of translation adjustments		17		(754)		(50)

Balance at the end of the period	Rs.	12,799	Rs.	37,798	Rs.	12,706

Goodwill as of December 31, 2006, 2007 and March 31, 2007 has been allocated to the following reportable segments:

	As of December 31,				As of March 31,
Segment	2006		2007		2007
	(Unaudited)		(Unaudited)
IT Services and Products	Rs.	6,572	Rs.	27,142	Rs.	6,503
BPO Services		3,982		3,982		3,982
India and AsiaPac IT Services and Products		1,038		1,017		1,045
Consumer Care and Lighting		—		4,486		—
Others		1,206		1,171		1,176

Total	Rs.	12,799	Rs.	37,798	Rs.	12,706

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of December 31,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	2,341	Rs.	3,565	Rs.	2,635
Taxes payable		1,078		2,346		4,573
Dividend payable		—		—		7,238
Warranty obligations		781		749		742
Derivative liability		82		613		110
Acquisition related payables		133		732		—
Others		1,634		1,332		1,325

	Rs.	6,048	Rs.	9,337	Rs.	16,623

The activity in warranty obligations is given below:

	Nine months ended December 31,				Year ended March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	665	Rs.	742	Rs.	665
Additional provision during the period		569		639		827
Reduction due to payments		(453)		(632)		(750)

Balance at the end of the period	Rs.	781	Rs.	749	Rs.	742

     12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,412, Rs. 1,018 and Rs. 1,342 during the year ended March 31, 2007 and for the nine months ended December 31, 2006 and 2007 respectively.
     Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending December 31,
2008	Rs.	1,390
2009		1,231
2010		950
2011		631
2012		531
Thereafter		2913

Total	Rs.	7,646

     Prepaid rentals for leasehold land represent leases obtained for periods between 60 to 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2007, December 31, 2006 and 2007 were Rs. 1,120, Rs. 1,071 and Rs. 1,243 respectively. The Company’s equity in the income of Wipro GE for nine months ended December 31, 2006 and 2007 was Rs. 254 and Rs. 157 respectively.
WeP Peripherals
     The Company accounted for its 36.81% interest as of September 30, 2006 in WeP Peripherals (WeP) by the equity method. In December 2006, the Company sold a portion of its interest in WeP. Subsequent to this sale, the Company’s ownership interest in WeP was reduced to 15% and the Company does not have the ability to exercise significant influence over the operating and financial policies of WeP. Accordingly, the Company has subsequently accounted for the balance investment of Rs. 80 under the cost method.
W M NetServ
     The Company had accounted for its 80.1% ownership interest in WM NetServ by the equity method as the minority shareholder in the investee had substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.
     In October 2007, the Company purchased the minority interest of 19.9% in WM NetServ for a cash consideration of Rs. 13. Subsequent to the acquisition, the financial statements of WM NetServ are consolidated.
14. Financial Instruments
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets, liabilities and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of December 31,		As of March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$456	$2,032	$345
	€7	€25	€16
	£76	£132	£88

Buy	$15	$515	$185
	£3	£42	—
	—	¥4,906	—

Options (sell)	—	$258	$36
	—	£-	€13
     In connection with cash flow hedges, the Company has recorded Rs. 72, Rs. 115 and Rs. 942 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2007, December 31, 2006 and December 31, 2007.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2007, nine months ended December 31, 2006 and 2007.

					As of March
	As of December 31,				31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	202	Rs.	72	Rs.	202
Net gains reclassified into net income on occurrence of hedged transactions		(202)		(72)		(202)
Changes in fair value of effective portion of outstanding derivatives		115		942		72

Unrealized gain/(loss) on cash flow hedging derivatives, net		(87)		870		(130)
Balance as at the end of the period	Rs.	115	Rs.	942	Rs.	72

     As of December 31, 2006 and 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings from Banks
     As of December 31, 2007, the Company has unsecured short-term borrowings from banks and unsecured long-term debt aggregating to Rs. 24,611. A significant portion of these borrowings comprises short-term borrowings in U.S. dollars with interest rates ranging between 30 to 80 basis points over London Interbank Offered Rate (LIBOR).
     In addition, the Company has secured short-term borrowings from banks and secured long -term debt aggregating to Rs. 2,273. These borrowings are primarily related to the operations in Sweden, Finland and Malaysia. The average interest rates for these borrowings range between 5% to 6%. These borrowings are secured by moveable and immovable properties of the individual entities.
     Additionally, the Company has unutilized line of credit for short-term borrowings aggregating to Rs. 16,649.
     The Company has Rs. 1,075 representing the present value of future minimum lease payment due in respect of assets acquired on capital lease. Details of future minimum lease payments for the obligations under capital leases are given below:

	(Unaudited)
Year ending December 31,
2008	Rs.	429
2009		368
2010		269
2011		113
2012		56
Thereafter		64

Total minimum obligations	Rs.	1,299
Interest		(224)

Present value of net minimum lease obligations		1,075
Current portion		341

Long-term obligations	Rs.	734

16. Equity Shares and Dividends
     During the quarter ended December 31, 2007, the Company paid interim dividends of Rs. 2 per share.
17. Retained Earnings
     Retained earnings as of March 31, 2007, December 31 2006 and 2007, include Rs. 1,046, Rs. 1007, Rs.1194 respectively of undistributed earnings in equity of affiliates.
18. Other Income, Net
     Other income consists of the following:

	Nine months ended December 31,
	2006		2007

	(Unaudited)		(Unaudited)
Interest income	Rs.	309	Rs.	977
Interest expense		85		(599)
Dividend income		1107		1,197
Gain/(loss) on sale of liquid and short-term mutual funds		316		596
Profit on sale of fixed assets		—		18
Others		36		—

	Rs.	1683	Rs.	2,189

19. Shipping and Handling Costs
     Selling and marketing expenses for the nine months ended December 31, 2006 and 2007, include shipping and handling costs of Rs. 492 and Rs.787 respectively.
20. Income Taxes
     Income taxes have been allocated as follows:

	Nine months ended December
	31,
	2006		2007

	(Unaudited)		(Unaudited)
Net income	Rs.	3,127	Rs.	2,778
Stockholders equity for:
Income tax benefits relating to employee stock incentive plan		(65)		(68)
Unrealized gain/(loss) on investment securities, net		59		(16)
Unrealized gain/(loss) on cash flow hedging derivatives, net		—		199
Sale of long-lived asset to the controlling shareholder		—		52

Total income taxes	Rs.	3,121	Rs.	2,945

     Income taxes relating to continuing operations consist of the following:

	Nine months ended December 31,
	2006		2007

	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	1,515	Rs.	1,906
Foreign		1,652		904

	Rs.	3,167	Rs.	2,810

Deferred taxes
Domestic		(16)		(78)
Foreign		(24)		46

		(40)		(32)

Total income tax expense	Rs.	3,127	Rs.	2,778

     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the liability for income taxes associated with uncertain tax positions at April 1, 2007 was Rs. 3,298. Uncertain tax positions amounting Rs. 3,267, if recognized, would favorably affect the Company’s effective tax rate. In addition, consistent with the provisions of FIN 48, as at April 1, 2007, the Company reclassified Rs. 1,643 of income tax liabilities from current to non-current liabilities because payment is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in Other Liabilities in the consolidated financial statements.
     FIN 48 also requires that changes in judgment that result in subsequent recognition, de-recognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. This change will not impact the manner in which the Company recorded income taxes on an annual basis and did not significantly impact its recorded income tax provision in the period ended December 31, 2007.
     The unrecognized tax benefits increased by Rs.190 during the nine months ended December 31, 2007 due to non-recognition of certain credits in computation of minimum alternate tax eligible for deferral and set off against regular income taxes in the future. The unrecognized tax benefits decreased by Rs.489 during the nine months ended December 31, 2007 due to reversal of tax provision upon settlement of tax assessment by the tax authorities in a particular tax jurisdiction, expiry of statutory of limitation and revision of tax accruals relating to transfer pricing.
     Although it is difficult to anticipate the final outcome or timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will decrease by Rs. 260 million during the next 12 months due to expiry of statute of limitation.
     It is the Company’s policy to include any penalties and interest related to income taxes as a component of other income, net. As of April 1, 2007 the Company had provisions of Rs. 105 on account of accrued interest and penalties related to uncertain tax positions.
     A listing of open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2003-04 to 2006-07
United States — federal taxes	2003-04 to 2006-07
United States — state taxes	2001-02 to 2006-07
United Kingdom	2001-02 to 2006-07
Japan	2001-02 to 2006-07
Canada	1999-00 to 2006-07
21. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.

     The movement in the shares held by the WERT is given below:

	Nine months ended		Year ended
	December 31,		March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,869,060	7,961,760	7,869,060
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	92,700

Shares held at the end of the period	7,869,060	7,961,760	7,961,760

     Stock compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of stock compensation, net of reversals, for the nine months ended December 31, 2006 and 2007 was Rs. Nil and Rs. Nil respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.
     Stock option activity under the 1999 Plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual
	out of options	prices		price	life(months)
Outstanding at the beginning of the period	4,658,383		309 - 421	312	3 months

Forfeited during the period	(10,500)		309-421	309	—

Exercised during the period	(3,902,518)		309-421	312	—

Lapsed during the period	(743,365)		309-421	312	—

Outstanding at the end of the period	—		309-421	—	—

Exercisable at the end of the period	—	Rs.	309-421	—	—
     There is no activity under the 1999 plan for the nine months ended December 31, 2007. There are Nil options outstanding/ exercisable as of March 31, 2007 and December 31, 2007.
     The total intrinsic value of options exercised during the period ended December 31, 2006 and 2007, was Rs. 811 and Nil, respectively. As of December 31, 2007 options outstanding and exercisable under the 1999 Plan had an intrinsic value of Rs Nil and Rs Nil, respectively. As of December 31, 2007, the unamortized stock compensation expense under the 1999 Plan is Rs Nil.
     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.

     Stock option activity under the 2000 Plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual life
	out of options	prices		price	(months)
Outstanding at the beginning of the period	292,576	Rs.	172 - 255	233	37 months
	20,146,257		265 - 396	266	35 months
	9,899,967		397 - 458	399	19 months

Forfeited during the period	(55,920)		172 - 255	220	—
	(865,461)		265 - 396	264	—
	—		397 - 458	—	—

Exercised during the period	(53,300)		172 - 255	224	—
	(4,063,451)		265 - 396	267	—
	(3,699,089)		397 - 458	399	—

Outstanding at the end of the period	183,356		172 - 255	241	28 months
	15,217,345		265 - 396	266	26 months
	6,200,878		397 - 458	398	10 months

Exercisable at the end of the period	162,740		172 - 255	241	27 months
	12,370,680		265 - 396	266	26 months
	6,200,878	Rs.	397 - 458	398	10 months

	Nine months ended December 31, 2007 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising out	Range of		average exercise	contractual life
	of options	exercise prices		price	(months)
Outstanding at the beginning of the period	24,850	Rs.	172 - 255	236	22 months
	1,443,571		265 - 396	267	23 months
	1,486,898		397 - 458	399	7 months

Forfeited during the period	—		172 - 255	—	—
	—		265 - 396	—	—
	—		397 - 458	—	—

Exercised during the period	(3,450)		172 - 255	229	—
	(29,485)		265 - 396	266	—
	(981,854)		397 - 458	399	—

Lapsed during the period	—		172 - 255	—
	—		265 - 396	—
	(505,044)		397 - 458	399

Outstanding at the end of the period	21,400		172 - 255	237	13 months
	1,414,086		265 - 396	267	14 months
	—		397 - 458	—	—

Exercisable at the end of the period	21,400		172 - 255	237	13 months
	1,414,086		265 - 396	267	14 months
	—	Rs.	397 - 458	—	—

     The total intrinsic value of options exercised during the nine months ended December 31, 2006 and 2007, was Rs.1,491 and Rs.109 respectively. As of December 31, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs. 244. As of December 31, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs. Nil.
     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting.

     Stock option activity under the 2000 ADS Plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	238,900	$3.46-5.01	4.49	33 months
	1,208,842	5.82 - 6.90	6.39	24 months
Exercised during the period	(45,850)	3.46 - 5.01	4.34	—
	(637,803)	5.82 - 6.90	6.60	—

Outstanding at the end of the period	193,050	3.46 - 5.01	4.58	21 months
	571,039	5.82 - 6.90	6.13	14 months

Exercisable at the end of the period	193,050	3.46 - 5.01	4.58	21 months
	571,039	$5.82-6.90	$6.13	14 months

	Nine months ended December 31, 2007 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising out	Range of exercise		average	contractual
	of options	prices		exercise price	life (months)
Outstanding at the beginning of the period	116,650	Rs.	3.46-5.01	4.38	19 months
	439,439		5.82 - 6.90	6.15	11 months

Exercised during the period	—		3.46 - 5.01	—	—
	(104,200)		5.82 - 6.90	6.07	—

Lapsed during the period	—		—	—
	(47,185)		5.82 - 6.90	6.90

Outstanding at the end of the period	116,650		3.46 - 5.01	4.38	9 months
	288,054		5.82 - 6.90	6.18	2 months

Exercisable at the end of the period	116,650		3.46 - 5.01	4.38	9 months
	288,054	Rs.	5.82-6.90	$6.18	2 months

     The total intrinsic value of options exercised during the nine months ended December 31, 2006 and 2007, was Rs. 220 and Rs. 37 respectively. As of December 31, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs. 151. As of December 31, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs. Nil.
     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The fair value of the options on the date of grant is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.

     Stock option activity under WRSUP 2004 plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
				Weighted- average
				remaining
	Shares arising out			contractual
	of options	Exercise price		life (months)
Outstanding at the beginning of the period	7,598,174	Rs	2	54 months

Granted during the period	2,492,560		2	72 months

Forfeited during the period	(463,816)		2	—

Exercised during the period	(1,503,874)		2	—

Outstanding at the end of the period	8,123,044		2	51 months

Exercisable at the end of the period	690,790	Rs.	2	51 months

	Nine months ended December 31, 2007 (Unaudited)
				Weighted- average
				remaining
	Shares arising out of			contractual life
	options	Exercise price		(months)
Outstanding at the beginning of the period	7,499,980	Rs.	2	49 months

Granted during the period	79,300		2	69 months

Forfeited during the period	(348,950)		2	—

Exercised during the period	(270,494)		2	—

Outstanding at the end of the period	6,959,836		2	40 months

Exercisable at the end of the period	1,479,928	Rs.	2	32 months

     Stock option activity under WARSUP 2004 plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	1,000,720	$0.04	54 months

Granted during the period	918,130	0.04	72 months

Exercised during the period	(142,170)	0.04	—

Forfeited during the period	(123,400)	0.04	—

Outstanding at the end of the period	1,653,280	0.04	56 months

Exercisable at the end of the period	174,630	$0.04	56 months

	Nine months ended December 31, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of		contractual life
	options	Exercise price	(months)
Outstanding at the beginning of the period	1,551,330	$0.04	54 months

Granted during the period	665,386	0.04	69 months

Exercised during the period	(139,880)	0.04	—

Forfeited during the period	(138,420)	0.04	—

Outstanding at the end of the period	1,938,416	0.04	54 months

Exercisable at the end of the period	157,260	$0.04	32 months

     Restricted Stock Unit Plan 2005. In July 2005, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2005. The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     Stock option activity under WRSUP 2005 plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	—	—	—

Granted during the period	3,576,466	2	72 months

Forfeited during the period	(152,097)	2	—

Outstanding at the end of the period	3,424,369	2	66 months

Exercisable at the end of the period	—	—	—

	Nine months ended December 31, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	3,446,884	2	63 months

Granted during the period	2,000	2	62 months

Forfeited during the period	(209,165)	2	—

Outstanding at the end of the period	3,239,719	2	54 months

Exercisable at the end of the period	—	2	—

     Wipro Restricted Stock Unit Plan 2007 (WRSUP 2007) In July 2007, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2007. The Company is authorized to issue up to 10 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares). There is no activity under the above plan for the nine months ended December 31, 2007.
     The total intrinsic value of options exercised under restricted stock unit plans during the nine months ended December 31, 2006, and 2007, was Rs. 862 and Rs. 175 respectively. As of December 31, 2007 options outstanding and exercisable under the restricted stock unit plans had an intrinsic value of Rs. 4,448 and Rs. 607 respectively. As of December 31, 2007, the unamortized stock compensation expense under the plans is Rs.3,612 and the same is expected to be amortized over a weighted average period of approximately 3.07 years.
     During the year ended March 31, 2007 and the nine months ended December 31, 2006 and 2007, the Company has recognized Rs. 1,336, Rs. 898 and Rs. 926 of stock compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended
	March 31		Nine months ended December 31
	2007		2006		2007
			(Unaudited)		(Unaudited)
Cost of revenues	Rs.	1,045	Rs.	704	Rs.	724
Selling and marketing expenses		169		107		117
General and administrative expenses		122		87		85

	Rs.	1,336	Rs.	898	Rs.	926

     During the period ended December 31, 2007, the Indian Income Tax Act was amended to levy a tax titled Fringe Benefit Tax (FBT) on employee stock options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. However, the FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employee. The Company has modified its employee stock option plans to recover the FBT from the employees. The recovery of FBT from the employees is directly linked to the exercise of the stock option and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. The FBT expense and recovery recorded in the period ended December 31, 2007, was not material.
Modification of Employee Stock Incentive Plans
     During the year ended March 31, 2007, through a short-term inducement offer, the Company agreed to an arrangement whereby if certain vested options were exercised within the offer period through financing by an independent third-party financial institution, the Company would bear the interest obligation relating to this financing. The loan by the third-party financial institution is with no recourse to the Company. 11,879,065 options were exercised during the offer period. The Company has accounted for this arrangement as a short-term inducement resulting in modification accounting. Accordingly, incremental compensation cost of Rs. 86 had been recorded during the year ended March 31, 2007. During the nine month ended December 31, 2007, the Company has revised its estimate of the fair value of its interest obligation relating to the non-recourse financing, and has accordingly recorded an additional compensation expense of Rs. 100.
     Additionally as a part of this arrangement 1,150,055 other vested options were exercised by certain employees through a non-recourse interest free loan aggregating Rs. 326.17 by a controlled trust, during the year ended March 31, 2007. Even though this transaction does not represent an exercise for accounting purpose, to reflect the legal nature of shares issued, an amount of Rs. 2.30, equivalent to the par value of shares issued has been transferred from additional paid-in capital to common stock.
22. Earnings Per Share
     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Nine months ended December 31,
	2006		2007
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	20,555	Rs.	23,487

Equity shares Weighted average number of equity shares outstanding		1,424,271,318		1,450,201,056
Effect of dilutive equivalent shares-stock options		18,629,919		4,753,171

Weighted average number of equity shares and equivalent shares outstanding		1,442,901,237		1,454,954,227

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share. Similarly, options exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding.
23. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance

Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the nine months ended December 31, 2006 and 2007 included:

	Nine months ended December 31,
	2006		2007
	(Unaudited)		(Unaudited)
Service cost	Rs.	304	Rs.	217
Interest cost		45		62
Expected return on assets		(38)		(39)

Adjustment (1)		(78)		21

Net gratuity cost	Rs.	233	Rs.	261

(1)	Till March 31, 2006 for certain category of employees, the Company inadvertently recorded and disclosed a defined benefit plan as a defined contribution plan. During the period ended December 31, 2006, the Company has recorded an adjustment of Rs 78 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.
     The Company contributed Rs. 1,407, Rs. 1,014 and Rs. 1,722 to various defined contribution and benefit plans during the year ended March 31, 2007 and nine months ended December 31, 2006 and 2007 respectively.
24. Commitments and Contingencies
     Capital commitments. As of March 31, 2007, December 31, 2006 and 2007, the Company had committed to spend approximately Rs. 3,432, Rs. 2,130 and Rs. 5,212 respectively under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments.  The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India.  As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period.  The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware previously imported duty free.  As of December 31, 2007, the Company has met commitments required under the plan.
     As of March 31, 2007, December 31, 2006 and 2007, the Company had contractual obligations to spend approximately Rs. 3,160, Rs. 2,778 and Rs. 2,021 respectively; under purchase obligations, which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.

     Guarantees. As of March 31, 2007, December 31, 2006 and 2007 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 3,013, Rs. 4,327 and Rs. 4,656 respectively, as part of the bank line of credit.
     Contingencies and lawsuits.
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above orders.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand raised.
     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.
     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.
25. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.
     Until March 31, 2007, the operations of certain acquired entities were reviewed by the CODM separately and were accordingly reported separately as ‘Acquisitions’. During the period ended December 31, 2007, the Company integrated these acquired entities under the IT Services segment and accordingly the CODM no longer reviews separate information relating to these acquired entities.
     Similarly, acquisitions relating to the IT Services segment made during the period ended December 31, 2007, includes Infocrossing, are currently being reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’.

     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items. Additionally, fringe benefit tax, which is an expenditure related tax, incurred by the Company is not allocated to individual segments and is reported as a reconciling item.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Nine months ended December 31, 2006 (Unaudited)
				India and
				AsiaPac IT	Consumer
				Services and	Care and
	Global IT Services and Products			Products	Lighting	Others	Reconciling Items	Entity Total
	IT Services	BPO Services	Total

Revenues	73,790	6,774	80,564	16,089	5,451	3,982	—	106,086

Exchange rate fluctuations	(220)	(21)	(241)	2	3	9	227	0

Total revenues	73,570	6,753	80,323	16,091	5,454	3,991	227	106,086
Cost of revenues	(48,597)	(4,521)	(53,117)	(12,464)	(3,559)	(3,243)	—	(72,383)
Selling and marketing expenses	(3,564)	(66)	(3,629)	(1,422)	(1,036)	(276)	(25)	(6,389)
General and administrative expenses	(3,377)	(694)	(4,071)	(884)	(94)	(206)	(85)	(5,340)
Research and development expenses	(204)	—	(204)	—	—	—	—	(204)
Amortization of intangible assets	(163)	(4)	(167)	(18)	(44)	(3)	—	(232)
Exchange rate fluctuations	—	—	—	—	—	—	(227)	(227)
Others, net	263	0	264	10	20	53	24	370

Operating income of segment	17,929	1,469	19,398	1,312	741	316	(86)	21,681

Total assets of segment	58,369	7,410	65,779	10,198	4,075	6,462	41,913	128,428
Closing Capital Employed	40,673	6,048	46,721	4,620	2,628	3,387	41,965	99,322
Opening Capital Employed	30,828	10,337	41,165	3,123	1,310	2,833	31,038	79,469
Average Capital employed	35,750	8,193	43,913	3,872	1,969	3,101	36,502	89,395
Return on capital employed	67%	24%	59%	45%	50%	—	—	32%
Accounts receivable	19,852	1,057	20,909	4,214	719	1,063	—	26,905
Cash and cash equivalents and investments in liquid and short-term mutual funds	4,511	57	4,568	261	67	45	37,419	42,360
Depreciation	2,114	467	2,581	123	77	71	11	2,863

	Nine months ended December 31, 2007 (Unaudited)
					India and
					AsiaPac IT	Consumer
					Services and	Care and
	Global IT Services and Products				Products	Lighting	Others	Reconciling Items	Entity Total
	IT Services	Acquisitions	BPO Services	Total

Revenues	87,235	2,682	8,371	98,288	24,545	9,832	8,809	—	141,474

Exchange rate fluctuations	(261)	1	(24)	(284)	59	(17)	6	(236)	—

Total revenues	86,974	2,682	8,347	98,004	24,604	9,815	8,815	236	141,474
Cost of revenues	(59,051)	(2,199)	(5,566)	(66,816)	(19,078)	(6,011)	(7,183)	(137)	(99,225)
Selling and marketing expenses	(4,227)	(120)	(120)	(4,467)	(2,518)	(2,034)	(459)	(107)	(9,584)
General and administrative expenses	(4,240)	(286)	(824)	(5,350)	(1,171)	(488)	(550)	(30)	(7,589)
Research and development expenses	(626)	—	—	(626)	—	—	—	—	(626)
Amortization of intangible assets	(175)	(96)	(3)	(274)	(35)	(88)	(27)	—	(424)
Exchange rate fluctuations	(1)	1	—	—	—	—	—	(625)	(625)
Others, net	362	—	—	362	42	33	76	13	526

Operating income of segment	19,016	(19)	1,834	20,833	1844	1,227	534	(513)	23,927

Total assets of segment	71,295	28,044	8,696	108,035	18,323	22,901	16,015	27,528	193,233
Closing capital employed	55,759	19,516	7,164	82,439	9,553	18,926	6,562	30,517	148,032
Opening capital employed	47,661	—	6,456	54,117	5,718	3,094	5,659	36,662	105,249
Average capital employed	51,710	9,758	6,810	68,278	7,635	11,010	6,110	33,589	126,641
Return on capital employed	49%	—	36%	41%	32%	15%	—	—	25%
Accounts receivable	22,048	754	1,373	24,175	7,208	2,180	1,209	—	34,773
Cash and cash equivalents and investments in liquid and short-term mutual funds	15,573	628	445	16,456	513	844	193	15,640	33,737
Depreciation	2,646	180	473	3,299	164	135	191	15	3,801

(1)     Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Nine Months ended December 31,
Segments	2006		2007
	(unaudited)		(unaudited)
IT Services	Rs.	774	Rs.	775
BPO Services		35		33
India and AsiaPac IT Services and Products		52		71
Consumer Care and Lighting		15		28
Others		9		8
Reconciling		13		11
     The Company has four geographic segments: India, United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Nine months ended December 31,
	2006		2007
	(Unaudited)
India	Rs.	21,353	Rs.	33,090
United States		53,214		63,480
Europe		25,094		34,704
Rest of the world		6,425		10,200

	Rs.	106,086	Rs.	141,474

27. Fair Value of Financial Instruments
     The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. A substantial position of the debt is variable-rate debt and the fair value of this debt approximates its carrying value.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,”could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT services company headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In September 2007, we acquired Infocrossing, a leading IT infrastructure management service provider in US. This acquisition expands our data center and mainframe capabilities and strengthens our competitive positioning in the remote infrastructure management services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the markets for consumer products and lighting.
Acquisitions
     On July 30, 2007, we acquired 100% of the equity of Unza. Unza is an independent manufacturer and marketer of personal care products in South East Asia. Unza markets a wide portfolio of personal care and detergent brands in several countries. The consideration (including direct acquisition costs) included a cash payment of Rs. 9,273 and a deferred payment of Rs. 981. We believe that this acquisition would strengthen our brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands.
     On September 20, 2007, we acquired Infocrossing through a tender offer for an aggregate consideration of Rs. 17,640 million. In addition, upon acquisition we assumed liabilities amounting to Rs. 5,101 million towards payments due to holders of convertible debt and outstanding stock options.

Our revenue, net income and other selected financial information for the three month and nine month periods ended December 31, 2006 and 2007 are provided below.

	Wipro Limited and its subsidiaries
	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
	(in millions except earnings per share data)
Revenue	Rs.	39,636	Rs.	52,361	Rs.	106,086	Rs.	141,474
Cost of revenue		(27,360)		(37,120)		(72,383)		(99,225)
Gross profit		12,276		15,241		33,703		42,249
Gross margins		31%		29%		32%		30%
Operating income		7,703		8,898		21,681		23,927
Net income		7,450		8,261		20,555		23,487
Earnings per share
Basic		5.21		5.69		14.43		16.20
Diluted		5.14		5.68		14.25		16.14
     Our revenue and operating income contribution by business segment are provided below for the three months and nine months ended December 31, 2006 and 2007:

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2007	2006	2007
Revenue:
Global IT Services and Products
IT Services (including acquisitions)	67%	63%	69%	64%
BPO Services	6	6	7	6

Total	73	69	76	70
India and AsiaPac IT Services and Products	17	18	15	17
Consumer Care and Lighting	5	8	5	7
Others	5	5	4	6
Reconciling Items	—	—	—	—

	100%	100%	100%	100%

Operating income:
Global IT Services and Products IT Services (including acquisitions)	83%	77%	83%	79%
BPO Services	7	7	7	8

Total	90	84	90	87
India and AsiaPac IT Services and Products	7	8	6	8
Consumer Care and Lighting	3	6	3	5
Others	1	2	1	2
Reconciling items	(1)	—	—	(2)

	100%	100%	100%	100%

Results of operations for the three months ended December 31, 2007 and 2006
•	Our total revenues increased by Rs. 12,725 million or 32% from Rs. 39,636 million for the three months ended December 31, 2006 to Rs. 52,361 million for the three months ended December 31, 2007. This was driven primarily by a 24%, 26%, 37%, 110% and 49% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

•	As a percentage of total revenue, gross profit declined by 2% from 31% for the three months ended December 31, 2006 to 29% for the three months ended December 31, 2007. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services segment from 33% for the three months ended December 31, 2006 to 31% for the three months ended December 31, 2007, a decline in gross profit as a percentage of revenue from our BPO Services from 35% for the three months ended December 31, 2006 to 32% for the three months ended December 31, 2007, partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting Segment from 35% for the three months ended December 31, 2006 to 39% for the three months ended December 31, 2007, a marginal increase in gross profit as a percentage of revenue from our Indian and AsiaPac IT Services and Products segment from 22% for the three months ended December 31,2006 to 23% for the three month ended December 31, 2007.
•	Selling and marketing expenses increased by Rs. 1,343 million or 61% from Rs. 2,192 million for the three months ended December 31, 2006 to Rs. 3,535 million for the three months ended December 31, 2007. This was primarily on account of an increase in the selling and marketing expenses in our IT Services by Rs. 463 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 417 million and an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 434 million.

•	General and administrative expenses increased by Rs. 805 million or 39% from Rs. 2,068 million for the three months ended December 31, 2006 to Rs. 2,874 million for the three months ended December 31, 2007. This increase was primarily on account of an increase in general and administrative expenses of our IT Services business by Rs. 497 million, an increase in general and administrative expenses of our BPO Services by Rs. 53 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 209 million and an increase in general and administrative expenses of Others (including reconciling items) by Rs. 39 million.

•	As a result of the aforesaid factors, operating income increased by Rs. 1,195 million or 16% from Rs. 7,703 million for the three months ended December 31, 2006 to Rs. 8,898 million for the three months ended December 31, 2007.

•	Other income, net. Other income, net, decreased from Rs. 705 million for the three months ended December 31, 2006 to Rs. 455 million for the three months ended December 31, 2007. The decrease in other income was primarily due to decrease in average quantum of investments and increase in borrowings during the three month ended December 31, 2007.

•	Income taxes. Income taxes decreased from Rs. 1,080 million for the three months ended December 31, 2006 to Rs. 1,074 million for the three months ended December 31, 2007. Our effective tax rate decreased from 13% for the three months ended December 31, 2006 to 11% for the three months ended December 31, 2007. The decline was primarily due to decrease in the proportion of income subject to tax in foreign jurisdiction and reversal of income taxes in respect of prior years.

•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended December 31, 2006 and 2007 was Rs. 121 million and Rs. (14) million respectively. Equity in earnings of affiliates of Rs. 121 million for the three months ended December 31, 2006 comprises equity in earnings of Wipro GE of Rs. 89 million, profit on sale of investment in WeP of Rs. 47 million and equity in losses of WM Netserv of Rs. 15 million. Equity in losses of affiliates of Rs. 14 million for the three months ended December 31, 2007 comprises equity in earnings of Wipro GE.

•	Net income. As a result of the aforesaid factors, net income increased by Rs. 811 million or 11% from Rs. 7,450 million for the three months ended December 31, 2006 to Rs. 8,261 million for the three months ended December 31, 2007.
Results of operations for the nine months ended December 31, 2007 and 2006
•	Our total revenues increased by Rs. 35,388 million or 33% from Rs.106,086 million for the nine months ended December 31, 2006 to Rs. 141,474 million for the nine months ended December 31, 2007. This was driven primarily by a 22%, 24%, 53%, 80% and 121% increase in revenue from our IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

•	As a percentage of total revenue, gross profit declined marginally by 2%, from 32% for the nine months ended December 31, 2006 to 30% for the nine months ended December 31, 2007. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services business from 34% for the nine months ended December 31, 2006 to 32% for the nine months ended December 31, 2007, a decline in gross profit as a percentage of revenue from our AsiaPac IT Services and Products business from 23% for the nine months ended December 31, 2006 to 22% for the nine months ended December 31, 2007 and a decline in gross profit as a percentage of revenue from Others from 19% for the nine months ended December 31, 2006 to 17% for the nine months ended December 31, 2007. This decline was partially offset by the increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business from 35% for the nine months ended December 31, 2006 to 39% for the nine months ended December 31, 2007.

•	Selling and marketing expenses increased by Rs. 3,195 million or 50% from Rs. 6,389 million for the nine months ended December 31, 2006 to Rs. 9,584 million for the nine months ended December 31, 2007. This was primarily on account of an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 1,096 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 998 million, an increase in the selling and marketing expenses in our IT Services business by Rs. 783 million and an increase in the selling and marketing expenses of Others, (including reconciling items) by Rs. 265 million

•	General and administrative expenses increased by 2,248 million or 42% from Rs. 5,340 million for the nine months ended December 31, 2006 to Rs. 7,589 million for the nine months ended December 31, 2007. This increase was primarily on account of an increase in general and administrative expenses of our IT Services business by Rs. 1,149 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 393 million, an increase in general and administrative expenses of Others, (including reconciling items), by Rs. 289 million and an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 286 million.

•	As a result of the aforesaid factors, operating income increased by 2,246 million or 10% from Rs. 21,681 million for the nine months ended December 31, 2006 to Rs. 23,927 million for the nine months ended December 31, 2007.

•	Other income, net. Other income, net, increased Rs. 506 million or 30% from Rs 1,683 million for the nine months ended December 31, 2006 to Rs. 2,189 million for the nine months ended December 31, 2007. The increase in other income is primarily due to increase in the interest income, dividends and realized gain on sale of liquid and short-term investments.

•	Income taxes. Income taxes decreased by Rs. 349 million from Rs. 3,127 million for the nine months ended December 31, 2006 to Rs. 2,778 million for the nine months ended December 31, 2007. Our effective tax rate declined from 13% for the nine months ended December 31, 2006 to 11% for the nine months ended December 31, 2007. The decline was primarily due to decrease in the proportion of income subject to tax in foreign jurisdiction and reversal of income taxes in respect of prior years.

•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the nine months ended December 31, 2006 and 2007 was Rs. 279 million and Rs. 157 million respectively. Equity in earnings of affiliates of Rs. 279 million for the nine months ended December 31, 2006 comprises equity in earnings of Wipro GE of Rs. 254 million, equity in earnings of WeP of Rs. 40 million (including profit on sale of investment) and equity in the loss of WM Netserv of Rs. 15 million. Equity in earnings of affiliates of Rs. 157 million for the nine months ended December 31, 2007 comprises equity in earnings of Wipro GE.

•	Net income. As a result of the aforesaid factors, net income increased by Rs. 2,932 million or 14% from Rs. 20,555 million for the nine months ended December 31, 2006 to Rs. 23,487 million for the nine months ended December 31, 2007.

Segment Analysis:
Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and business process improvement services.
Operating segments with similar economic characteristics and which comply with segment aggregation criteria specified in US GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as reportable segments under Global IT Services and Products.
Our Global IT Services and Products segment accounted for 70% of our revenue and 87% of our operating income for the nine months ended December 31, 2007. Our IT Services and Products segment accounted for 64% of our revenue and 79% of our operating income for the nine months ended December 31, 2007 and our BPO Services segment accounted for 6% of our revenue and 8% of our operating income for the nine months ended December 31, 2007.
Global IT Services and Products

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2007	2006	2007
Revenue	28,674	36,137	80,323	98,004
Gross profit	9,634	11,197	27,206	31,188
Selling and marketing expenses	(1,137)	(1,593)	(3,629)	(4,467)
General and administrative expenses	(1,520)	(2,069)	(4,071)	(5,350)
Research and development expenses	(76)	(295)	(204)	(626)
Amortization of intangible assets	(65)	(148)	(166)	(274)
Others, net	(2)	353	263	362
Operating income	6,833	7,444	19,398	20,833
Revenue growth rate over prior period	35%	25%	40%	22%
Gross margin	34%	31%	34%	32%
Operating margin	24%	21%	24%	21%
Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business segments.
IT Services and products

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	26,318	Rs.	33,087	Rs.	73,570	Rs.	89,656
Gross profit		8,807		10,209		24,973		28,407
Selling and marketing expenses		(1,085)		(1,548)		(3,564)		(4,347)
General and administrative expenses		(1,272)		(1,769)		(3,376)		(4,526)
Research and development expenses		(76)		(295)		(204)		(626)
Amortization of intangible assets		(64)		(149)		(163)		(271)
Others, net		(2)		353		263		362
Operating income		6,307		6,801		17,929		18,997
Revenue growth rate over prior period		36%		24%		42%		22%
Gross margin		33%		31%		34%		32%
Operating margin		24%		21%		24%		21%
The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of December 31, 2007, approximately 76% of our professionals engaged in providing IT services were located in India. For the nine months ended December 31, 2007, 45% of the revenues of our IT services were generated from work performed at our facilities in India.
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 73,790 million and Rs. 89,917 million for the nine months ended December 31, 2006 and 2007 respectively.
BPO Services

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
	(in millions)				(in millions)
Revenue	Rs.	2,356	Rs.	3,051	Rs.	6,753	Rs.	8,347
Gross profit		827		988		2,232		2,781
Selling and marketing expenses		(52)		(44)		(66)		(120)
General and administrative expenses		(248)		(300)		(694)		(824)
Amortization of intangibles		(1)		(1)		(4)		(3)
Operating income		526		642		1,468		1,834
Revenue growth rate over prior period		24%		26%		22%		24%
Gross margin		35%		32%		33%		33%
Operating margin		22%		21%		22%		22%
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,774 million and Rs. 8,371 million for the nine months ended December 31, 2006 and 2007 respectively.
Results of operations for the three months ended December 31, 2007 and 2006
•	Global IT Services and Products revenue increased by Rs. 7,463 million from Rs. 28,674 million for the three months ended December 31, 2006 to Rs. 36,137 million for the three months ended December 31, 2007. In US $ terms revenue from Global IT Services and Products increased by 42%, however due to adverse impact of appreciation of Indian rupee against the US $, the overall revenue increased by 26%. This increase was primarily driven by a 24% increase in revenue from IT Services and a 26% increase in the revenues from BPO Services. In US $ terms, the increase in revenue from IT services is driven by 45% increase in revenues from enterprise business and 37% increase in revenues from technology services. The increase in revenue from enterprise business was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to the customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector.
Revenue from BPO services increased by Rs. 695 million or 26% primarily due to increase in the scope and volume of services provided to existing clients.
In our Global IT Services and Products business, we added 39 new clients during the three months ended December 31, 2007. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 253 as of December 31, 2006 to 313 as of December 31, 2007. For the three months ended December 31, 2007 we have a client from whom our annualized revenues exceed US $ 100 million.
•	Our gross profit as a percentage of revenues of Global IT Services and Products declined by 3% from 34% for the three months ended December 31, 2006 to 31% for the three months ended December 31, 2007. Gross profit as a percentage of revenue from our IT Services declined by 2%, from 33% for the three months ended December 31, 2006 to 31% for the three months ended December 31, 2007. The decline in gross profit as a percentage of revenue in IT Services was primarily due adverse impact of appreciation of the Indian rupee against US$, an increase in compensation costs for offshore employees as a part of our compensation review and lower gross margins in Infocrossing. The Indian rupee has appreciated by 4% during the three months ended December 31, 2007.
In BPO Services the gross profit as a percentage of revenue declined by 3% from 35% for three months ended December 31, 2006 to 32% for the three months ended December 31, 2007. The decline in gross profit percentage as a percentage of revenue was primarily due to adverse impact of appreciation of the Indian rupee against US$ and an increase in compensation costs as a part of our compensation review.
•	Selling and marketing expenses for our Global IT Services and Products business increased by Rs. 456 million or 40%, from Rs. 1,137 million for the three months ended December 31, 2006 to Rs. 1,593 million for the three months ended December 31, 2007. The increase in selling and marketing expenses in our IT Services business was primarily due to an increase in the number of sales and marketing personnel and an increase in compensation costs as a part of our compensation review.

•	General and administrative expenses for our Global IT Services and Products business increased by Rs. 549 million or 36% from Rs. 1,520 million for the three months ended December 31, 2006 to Rs. 2,069 million for the three months ended December 31, 2007. The increase of Rs. 549 million in general and administrative expenses was primarily due an increase in general and administrative expenses of our IT Services business by Rs. 497 million. The increase in the general and administrative expenses in our IT Services business is primarily on account of increase in the volume of operations during the three month ended December 31, 2007. The increase in the general and administrative expenses in our BPO Services business of Rs. 52 million is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.

•	Others, net for the three months ended December 31, 2007, include Rs. 269 million of recoveries from third parties/insurance of certain costs incurred by us.

•	As a result of the aforesaid factors, operating income of our Global IT Services and Products business increased by Rs. 611 million or 9% from Rs. 6,833 million for the three months ended December 31, 2006 to Rs. 7,444 million for the three months ended December 31, 2007.
Results of operations for the nine months ended December 31, 2007 and 2006
•	Global IT Services and Products revenue increased by Rs. 17,681 million from Rs. 80,323 million for the nine months ended December 31, 2006 to Rs. 98,004 million for the nine months ended December 31, 2007. In US $ terms revenue from Global IT Services and Products increased by 38%, however due to adverse impact of appreciation of Indian rupee against the US $, the overall revenue increased by 22%. This increase was primarily driven by a 22% and 24% increase in revenue from IT Services and BPO Services respectively. In US $ terms, the increase in revenue from IT services is driven by 43% increase in revenues from enterprise business and 28% increase in revenues from technology services. The increase in revenue from enterprise business was primarily driven by increased revenue from services provided to customers in the financial services, retail, energy utility and healthcare sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sectors and from the design and development of embedded software solutions for customers in the consumer electronics sector.
Revenue from BPO services increased primarily due to increase in the scope and volume of services provided to existing clients.
In our Global IT Services and Products business, we added 137 new clients during the nine months ended December 31, 2007. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 253 as of December 31, 2006 to 313 as of December 31, 2007.

•	Our gross profit as a percentage of revenues of Global IT Services and Products declined by 2% from 34% for the nine months ended December 31, 2006 to 32% for the nine months ended December 31, 2007. Gross profit as a percentage of revenue from our IT Services declined by 2% from 34% for the nine months ended December 31, 2006 to 32% for the nine months ended December 31, 2007. The decline in gross profit as a percentage of revenue in IT Services was primarily due adverse impact of appreciation of the Indian rupee against US$, an increase in compensation costs for offshore employees as a part of our compensation review, and changes in the onsite-offshore mix during the period as compared to the same period last year. The Indian rupee has appreciated by 10% during the nine months ended December 31, 2007.

•	Selling and marketing expenses for our Global IT Services and Products business increased by Rs. 837 million or 23% from Rs. 3,629 million for the nine months ended December 31, 2006 to Rs. 4,467 million for the nine months ended December 31, 2007. This was primarily due to a 22% increase in the selling and marketing expenses in our IT Services business from Rs. 3,564 million for the nine months ended December 31, 2006 to Rs. 4,347 million for the nine months ended December 31, 2007. The increase in selling and marketing expenses in our IT Services business is primarily due to an increase in the number of sales and marketing personnel and an increase in compensation costs as a part of our compensation review.

•	General and administrative expenses for our Global IT Services and Products business increased by Rs. 1,280 million or 31% from Rs. 4,071 million for the nine months ended December 31, 2006 to Rs. 5,350 million for the nine months ended December 31, 2007. This was primarily due to increase in general and administrative expenses of our IT Services business by Rs. 1,150 million and an increase in general and administrative expenses of our BPO Services business by Rs. 130 million. The increase in the general and administrative expenses in our IT Services business is primarily on account of increase in the volume of operations. The increase in the general and administrative expenses in our BPO Services business is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.

•	As a result of the foregoing factors, operating income of our Global IT Services and Products increased by Rs. 1,435 million or 7% from Rs. 19,398 million for the nine months ended December 31, 2006 and Rs. 20,833 million for the nine months ended December 31, 2007.
India and AsiaPac IT Services and Products

	Three months ended December			Nine months ended
	31,			December 31,
	2006		2007	2006		2007
	(in millions)			(in millions)
Revenue
Services	Rs.	2,222	3,220	Rs.	5,908	8,607
Products		4,491	6,001		10,182	15,997
Total		6,713	9,221		16,090	24,604
Gross profit
Services		1,074	1,424		2,677	3,648
Products		388	674		949	1,878
Total		1,462	2,098		3,626	5,526
Selling and marketing expenses		(572)	(989)		(1,422)	(2,518)
General and administrative expenses		(347)	(356)		(884)	(1,171)
Amortization of intangible assets		(10)	(11)		(18)	(35)
Others, net		6	13		10	42
Operating income		539	755		1,312	1,844
Revenue growth rate over prior period		74%	37%		44%	53%
Gross margin		22%	23%		23%	22%
Operating margin		8%	8%		8%	8%

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, was Rs. 16,089 million and Rs. 24,545 million for the nine months ended December 31, 2006 and 2007 respectively.
Results of operations for the three months ended December 31, 2007 and 2006
•	India and AsiaPac IT Services and Products revenue increased by Rs. 2,508 million or 37% from Rs. 6,713 million for the three months ended December 31, 2006 to Rs. 9,221 million for the three months ended December 31, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 34%, from Rs.4,491 million for the three months ended December 31, 2006 to Rs. 6,001 million for the three months ended December 31, 2007. The increase was attributable to increase in the volume of products sold by the Company and integration of our acquisition of 3D Networks.

Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 45% from Rs. 2,222 million in the three months ended December 31, 2006 to Rs. 3,220 million for the three months ended December 31, 2007. The increase was primarily due to an increase in revenue from our system integration services and growth in our core business of hardware and software support and maintenance services and integration of our acquisition of 3D Networks.

•	Our gross profit as a percentage of India and AsiaPac IT Services and Products increased by 1% from 22% for the three months ended December 31, 2006 to 23% for the three months ended December 31, 2007. The increase was primarily due to increase in proportion of revenues from services from 33% for the three months ended December 31, 2006 to 35% for the three months ended December 31, 2007. Services typically have higher gross margins.

•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by Rs. 417 million or 73% from Rs. 572 million for the three months ended December 31, 2006 to Rs. 989 million for the three months ended December 31, 2007. This was primarily due to increase in the number of sales and marketing personnel for this business segment, increase in carriage and freight expenses due to increase in volume of the product sold and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

•	As a result of the aforesaid factors, operating income of India and AsiaPac IT Services and Products increased by Rs. 216 million or 40% from Rs. 539 million for the three months ended December 31, 2006 to Rs. 755 million for the three months ended December 31, 2007.
Results of operations for the nine months ended December 31, 2007 and 2006
•	India and AsiaPac IT Services and Products revenue increased by Rs. 8,514 million or 53% from Rs. 16,090 million for the nine months ended December 31, 2006 to Rs. 24,604 million for the nine months ended December 31, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by Rs. 5,815 million or 57% from Rs. 10,182 million for the nine months ended December 31, 2006 to Rs. 15,997 million for the nine months ended December 31, 2007. The increase was attributable to increase in the volume of products sold by the Company and integration of our acquisition of 3D Networks.
Revenue from the services component of our India and AsiaPac IT Services and Products business grew by Rs. 2,699 million or 46% from Rs. 5,908 million in the nine months ended December 31, 2006 to Rs. 8,607 million for the nine months ended December 31, 2007. The increase was primarily due to an increase in revenue from system integration services and growth in our core business of hardware and software support and maintenance services and integration of our acquisition of 3D Networks.

•	As a percentage of India and AsiaPac IT Services and Products revenue, gross profits declined marginally by 1% from 23% for the nine months ended December 31, 2006 to 22% for the nine month ended December 31, 2007. The decline was primarily due to increase in proportion of revenues from products from 63% for the nine months ended December 31, 2006 to 65% for the nine months ended December 31, 2007. Products typically have lower gross margins.

•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business increased by Rs. 1,095 million or 77% from Rs. 1,422 million for the nine months ended December 31, 2006 to Rs. 2,518 million for the nine months ended December 31, 2007. This was primarily due to increase in the number of sales and marketing personnel for this business segment, increase in carriage and freight expenses due to increase in volume of the product sold and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

•	General and administrative expenses for our India and AsiaPac IT Services and Products business increased by Rs. 287 million or 32% from Rs. 884 million for the nine months ended December 31, 2006 to Rs. 1,171 million for the nine months ended December 31, 2007. This was primarily due to increase in the volume of operations and integration of our acquisition of 3D Networks.

•	As a result of the aforesaid factors, operating income of India and AsiaPac IT Services and Products increased by Rs. 532 million or 41% from Rs. 1,312 million for the nine months ended December 31, 2006 to Rs. 1,844 million for the nine months ended December 31, 2007.
Consumer Care and Lighting
We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products, hydrogenated cooking oils and many more products for the Indian market. With the acquisition of Unza group, we are increasing our presence in personal care products sector. Our Consumer Care and Lighting segment accounted for 8% of our revenue and 6% of our operating income for the three months ended December 31, 2007.

	Three months ended December			Nine months ended
	31,			December 31,
	2006		2007	2006		2007
	(in millions)			(in millions)
Revenue	Rs.	1,931	4,045	Rs.	5,454	9,815
Gross profit		672	1,572		1,895	3,804
Selling and marketing expenses		(365)	(799)		(1,036)	(2,034)
General and administrative expenses		(35)	(244)		(94)	(488)
Amortization of intangible assets		(11)	(42)		(44)	(88)
Others, net		5	14		20	33
Operating income		266	502		741	1,227
Revenue growth rate over prior period		32%	109%		32%	80%
Gross margin		35%	39%		35%	39%
Operating margin		14%	12%		14%	13%
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, was Rs. 5,451 million and Rs. 9,832 million for the nine months ended December 31, 2006 and 2007 respectively.
     Results of operations for the three months ended December 31, 2007 and 2006
•	Consumer Care and Lighting revenue increased by Rs. 2,114 million or 109%, from Rs. 1,931 million for the three months ended December 31, 2006 to Rs. 4,045 million for the three months ended December 31, 2007. The increase in revenue is attributable to an increase in volumes of the soap, lighting and furniture products and integration of Unza acquisition, which contributed additional revenues of Rs. 1,536 million.

•	As a percentage of Consumer Care and Lighting revenue, gross profit increased by 4%from 35% of revenue for the three months ended December 31, 2006 to 39% of revenue for the three months ended December 31, 2007. This increase was primarily due to increase in proportion of revenues from product range manufactured by Unza, which typically have higher gross margins.

•	Selling and marketing expenses for Consumer Care and Lighting increased by Rs. 434 million or 119% from Rs. 365 million for the three months ended December 31, 2006 to Rs. 799 million for the three months ended December 31, 2007. This was primarily due to the integration of our acquisition of Unza group which resulted in additional selling and marketing expenses of Rs. 403 million.

•	General and administrative expenses for Consumer Care and Lighting increased by Rs. 210 million; from Rs. 35 million for the three months ended December 31, 2006 to Rs. 245 million for the three months ended December 31, 2007. This was primarily due to the integration of our acquisition of Unza group which resulted in additional general and administrative expenses of Rs.185 million.

•	As a result of the aforesaid factors, operating income of Consumer Care and Lighting increased by Rs. 236 million or 89% from Rs. 265 million for the three months ended December 31, 2006 to Rs. 501 million for the three months ended December 31, 2007.
Results of operations for the nine months ended December 31, 2007 and 2006
•	Consumer Care and Lighting revenue increased by Rs. 4,361 million or 80% from Rs. 5,454 million for the nine months ended December 31, 2006 to Rs. 9,815 million for the nine months ended December 31, 2007. The increase in revenue is attributable to an increase in volumes of the soap, lighting and furniture products, increase in prices of certain products and integration of Unza acquisition from August 2007, which contributed additional revenues of Rs 2,740 million.

•	As a percentage of Consumer Care and Lighting revenue, gross profit increased by 4% from 35% for the nine months ended December 31, 2006 to 39% for the nine months ended December 31, 2007. This increase was primarily due to increase in proportion of revenues from product range manufactured by Unza, which typically have higher gross margins.

•	Selling and marketing expenses for Consumer Care and Lighting increased by Rs. 998 million or 96% from Rs. 1,036 million for the nine months ended December 31, 2006 to Rs. 2.034 million for the nine months ended December 31, 2007. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies and integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs. 878 million.

•	General and administrative expenses for Consumer Care and Lighting increased by Rs. 394 million; from Rs. 94 million for the nine months ended December 31, 2006 to Rs. 488 million for the nine months ended December 31, 2007. This was primarily due to the integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs. 335 million.

•	As a result of the aforesaid factors, operating income of Consumer Care and Lighting increased by Rs. 486 million or 66% from Rs. 741 million for the nine months ended December 31, 2006 to Rs. 1,227 million for the nine months ended December 31, 2007.
Others, including reconciling items
Results of operations for the three months ended December 31, 2007 and 2006
•	Revenue from Others increased by Rs. 1,021 million or 48% from Rs. 2,106 million for the three months ended December 31, 2006 to Rs. 3,127 million for the three months ended December 31,

2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 resulting in additional revenues of Rs. 701 million and increase in the revenues from the sale of hydraulic cylinders and tipping gear systems.
•	As a percentage of Others revenue, gross profit increased by 3% from 14% of revenue for the three months ended December 31, 2006 to 17% of revenue for the three months ended December 31, 2007. This increase was primarily due to expansion in gross profit of Hydrauto from 6% for the three months ended December 31, 2006 to 13% for the three months ended December 31, 2007. Gross profit of Hydrauto increased primarily due to better capacity utilization and lower input costs.

•	As a result of the above, operating income of Others, (including reconciling items), increased from Rs. 65 million for the three months ended December 31, 2006 to Rs. 200 million for the three months ended December 31, 2007.
Results of operations for the nine months ended December 31, 2007 and 2006
•	Revenue from Others increased by Rs. 4,824 million or 121% from Rs. 3,991 million for the nine months ended December 31, 2006 to Rs 8,815 million for the nine months ended December 31, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 resulting in additional revenues of Rs. 3,619 million during the period and increase in the revenues from the sale of hydraulic cylinders and tipping gear systems.

•	As a percentage of Others revenue, gross profit declined by 2% from 19% of revenue for the nine months ended December 31, 2006 to 17% of revenue for the nine months ended December 31, 2007. This decline was primarily due to integration of our acquisition of Hydrauto group from November 2006. Gross margins in Hydrauto are lower than our gross margins in the organic business.

•	Selling and marketing expenses for Others (including reconciling items) increased by Rs. 265 million or 88% from Rs. 301 million for the nine months ended December 31, 2006 to Rs. 566 million for the nine months ended December 31, 2007. This increase was primarily attributable to an increase in the use of premium distribution channels for deliveries and integration of our acquisition of Hydrauto group from November 2006 which resulted in additional selling and marketing expenses of Rs 80 million.

•	General and administrative expenses for Others, (including reconciling items), increased by Rs. 289 million or 99% from Rs. 291 million for the nine months ended December 31, 2006 to Rs. 580 million for the nine months ended December 31, 2007. This was primarily due to integration of our acquisition of Hydrauto group from November 2006 which resulted in additional general and administrative expenses of Rs. 322 million.

•	Exchange rate fluctuation, net increased to Rs. 625 million for the nine months ended December 31, 2007. This was primarily due to foreign currency translation or settlement impact of foreign currency overseas corporate deposits and loans.

•	As a result of the above, operating income of Others, including reconciling items, decreased by Rs. 208 million; from Rs. 230 million for the nine months ended December 31, 2006 to Rs. 21 million for the nine months ended December 31, 2007.
Stock Compensation
Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)) which requires the measurement and recognition of compensation expense for all stock-based payment awards which are based on the grant-date fair value of those awards. Previously, we had used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

We have adopted SFAS No. 123(R) using the modified prospective application method. Under this approach we have recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123.
We have recognized stock compensation cost of Rs. 898 million and Rs. 926 million for the nine months ended December 31, 2006 and 2007 respectively. The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
          The allocation is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
	(in millions)				(in millions)
Cost of revenue	Rs	269	Rs.	236	Rs	704	Rs	724
Selling and marketing expenses		44		38		107		117
General and administrative expenses		37		28		87		85

	Rs	350	Rs.	302	Rs	898	Rs	926

Amorti zation of Intangible Assets
Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 307 million and Rs. 503 million for the nine months ended December 31, 2006 and 2007 respectively.
The marketing and customer related intangibles relating to Unza and Infocrossing acquisitions have been determined on a preliminary basis. Further, we are in the process of determining components of marketing related intangibles which have indefinite life, and those, which have determinable life. Finalization of the purchase price allocation can result in changes to the amounts allocated to and the estimate of useful lives of marketing and customer related intangibles.
Foreign Exchange Gains, net
Our foreign exchange gains, net, comprises of:
•	exchange differences arising from the translation or settlement of transactions in foreign currency;

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For foreign exchange derivative contracts, which are designated and effective as accounting hedges, the effective portion of marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity, until the hedged transaction occurs. On occurrence of the hedged transaction, these amounts are reclassified to the consolidated statements of income and reported along with the hedged item.
Other Income, net
Our other income includes interest income on short-term investments, interest expense on debt, dividend income, realized gains/(losses) on the sale of investment securities and gains/(losses) on sale of property, plant and equipment.
Equity in Earnings/Losses of Affiliates
Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
WeP Peripherals (WeP). We held a 36.9% interest as of March 31, 2006 in WeP. In December 2006, we sold a portion of our interest in WeP subsequent to which, our ownership interest in WeP was reduced to 15% and we do not have the ability to exercise significant influence over the operating and financial policies of WeP.

W M Netserv. We previously recorded our 80.1% ownership interest in WM Netserv by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right. In October 2007, we purchased the minority interest of 19.9% in WM NetServ for a cash consideration of Rs. 13 million. Subsequent to the acquisition, the financial statements of WM NetServ have been consolidated.
Income Taxes
Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work.  Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
Currently, we benefit from certain tax incentives under Indian tax laws.  As a result of these incentives, our operations have not been subject to significant Indian tax liabilities.  These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services.  As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.  We are currently also eligible for exemptions from other taxes, including customs duties. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact tax laws in the future, which could further impair our other tax incentives.
In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
We received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961, in respect of profits earned by our undertakings in Software Technology Park at Bangalore. We appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above order. Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the financial statements. The range of loss relating these contingencies is between zero and the amount of demand
Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty.  Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected
Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried-forward and set-off against future tax liabilities computed under normal tax provisions
The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.

During the period ended December 31, 2007, the Indian Income Tax Act was amended to levy a tax titled Fringe Benefit Tax (FBT) on employee stock options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability at the time of exercise of employee stock options. The FBT liability is calculated based on intrinsic value of stock options at the date of vesting. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such, we have amended our stock option plans to recover the amount from the employees. For options granted prior to 31 March 2007, although the FBT expense will be recorded through Consolidated Statement of Income, the corresponding recovery, which is directly linked to exercise of stock options will be recorded as an additional exercise price. The FBT liability for exercisable and unvested options pertaining to such grants as at December 31, 2007 is approximately Rs. 1,802 million which will be recorded through future earnings.
Effective April 1, 2007, we adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
Our unrecognized tax benefits increased by Rs.190 during the period ended December 31, 2007 due to non-recognition of certain credits in computation of minimum alternate tax eligible for deferral and set off against regular income taxes in the future. Our unrecognized tax benefits decreased by Rs.489 during the period ended December 31, 2007 due to reversal of tax provision upon settlement of tax assessment by the tax authorities in a particular tax jurisdiction, expiry of statutory limitation and revision of tax accruals relating to transfer pricing.
Liquidity and Capital Resources
As of December 31, 2007, we had cash and cash equivalents of Rs.15,999 million, investments in liquid and short-term mutual funds of Rs.17,738 million and an unused line of credit of approximately Rs.6,751 million, US$ 203 million, SEK 82 million and MYR 60 million. To utilize the line of credit we need to comply with certain financial covenants. As of December 31, 2007, we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank debt.
Cash provided by operating activities for the nine months ended December 31, 2007 was Rs. 17,239 million, as compared to Rs. 21,541 million in the nine months ended December 31, 2006. The decline of Rs. 4,428 million was primarily due to Rs. 5,608 million increases in our operating assets and decrease in the operating liabilities by Rs. 232 million. This was offset by increase in our net income and depreciation and amortization.
During the nine month ended December 31, 2007 the operating assets increased by Rs. 5,608 million as compared to the nine month ended December 31, 2006 primarily due to increase in the volume of operations, inventory turns, rentals paid in advance for leasehold land and cost deferrals primarily resulting from the application of contingent revenue provision of EITF 00-21, Revenue arrangements with multiple deliverables. This was partly offset by the decrease in the receivable days. The decrease in the operating liabilities is primarily attributable to early payment of liabilities denominated in foreign currency.

Cash used in investing activities for the nine months ended December 31, 2007 was Rs. 26,760 million as compared to Rs. 22,833 million for the nine months ended December 31, 2006. Cash generated from operation, net proceeds from sale/maturity of investments and net proceeds from borrowings/long term debt were utilized for financing the acquisitions amounting to Rs. 32,837 million and purchase of property, plant and equipment, which is primarily driven by the growth strategy of the Company.
Cash provided by financing activities for the nine months ended December 31, 2007 was Rs. 13,076 million as compared to cash used in financing activities of Rs. 2,789 million for the nine months ended December 31, 2006. Net proceeds from borrowings/long term debt have been temporarily used to fund the acquisitions.
As of December 31, 2007 we had contractual commitments of Rs. 14,879 million related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
We routinely review potential acquisitions. We expect that our cash and cash equivalents, investments in liquid and short term mutual funds and the cash flows expected to be generated from our operations in future would generally be sufficient to fund our expansion plans. However for strategic acquisitions we could be required to obtain additional debt or equity financing.
In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse. As of December 31, 2007, we have transferred financial assets of Rs. 156 million.
Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, primarily for acquisitions, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
The table of future payments due under contractual commitments as of December 31, 2007, aggregated by type of contractual obligation, is as given below:

	Total	In Rs. million
	contractual	Payments due in year ended December 31,
	payment	2008	2008-10	2010-12	2012 onwards
Short-term borrowings from banks	25,019	25,019
Long term debt	790	552	238
Obligations under capital leases	1,075	341	673	61
Estimated interest payment (1)	69	48	21
Capital commitments	5,212	5,212	—	—	—
Non-cancelable operating lease obligation	7,646	1,390	2,182	1,161	2,913
Purchase obligations	2,021	2,021	—	—	—
Other long term liabilities (2)	233	83	150

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

(1)	Represents estimated interest payment on long-term debt. Interest payments for fixed rate long-term debt have been calculated based on applicable rates and payment dates. Interest payments on variable rate long-term debts has been calculated estimating the interest rates and payment dates, based on our determination of the most likely scenarios for each relevant debt instruments.

(2)	In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of December 31, 2007, was Rs. 400 million, which is reported as a component of other liabilities in the balance sheet. Other liabilities in the balance sheet also include amount of Rs. 2,065 million towards uncertain tax positions. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present, and accordingly have not been disclosed in the table above.
Trend Information
Global IT Services and Products. We believe that the increasing acceptance of outsourcing and off shoring of activities as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, develop innovative service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
Our gross profit as a percentage of revenues in Global IT Services and Products has declined from 34% for the nine month ended December 31, 2006 to 32% for the nine months ended December 31, 2007. We anticipate difficulty in further improving our profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

•	Lower gross margins in our IT infrastructure management services business of Infocrossing
We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

To remain competitive, we believe that we need to be innovative, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended December 31;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross margins in the products component of this business segment increased from 9% for the nine months ended December 31, 2006 to 12% for the nine months ended December 31, 2007.
Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and December 31 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.
Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
Critical accounting policies are defined as those that in our view are most important to the portrayal of our financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.
We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue
Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.
We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.
Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.
Revenue Arrangements with Multiple Deliverables
Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of returns and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
In accounting for amortization of stock compensation we estimate stock options forfeitures. Any revisions in our estimates could impact our results of operations and our financial position.
We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.
Accounting for Income taxes
As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.
We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.

We account for uncertainty in income taxes in the financial statements in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). The accounting and disclosure of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of other income, net.
Business Combinations, Goodwill and Intangible Assets
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
In accordance with Business Combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We also engage third-party appraisal firms to assist us in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets.
Derivatives and Hedge Accounting, and Exchange Rate Risk
Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.  Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, cash balances, payables and debt. We enter into derivative instruments to hedge our foreign currency accounts receivables, forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. The derivative instruments also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements.

We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur.  On occurrence of the hedged transaction, these amounts are reclassified to the consolidated statements of income and reported along with the hedged item. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period.
Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are reclassified to the consolidated statements of income and reported along with the hedged item.
The Company has hedged the foreign currency risk relating to a portion of its investments in overseas operations through foreign exchange derivative contracts. The entire mark to market and realized gains/losses relating to the effective portion of the hedges is recognized in other comprehensive income to offset the translation gains/losses relating to the hedged investments.
Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period, generally using the dollar offset method.
Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating.  Further, change in the basis of designating derivatives as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism.  We may, in the future, adopt more active hedging policies, and have done so in the past.
As of December 31, 2007, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 3.  Quantitative and Qualitative Disclosure about Market Risk.
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument.  The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.  Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.
Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency.  The objective of market risk management is to avoid excessive exposure of our earnings and equity to losses.

Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management.  Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and our Audit Committee.  The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
Our exposure to market risk arises principally from exchange rate risk.  Interest rate risk is the other component of our market risk.
Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars, euro and pound sterling while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar, euro and pound sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect our results of operations.
We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of December 31, 2006, we had derivative contracts to sell amounting to $456 million, £76 million and Euro 7 million. As of December 31, 2007, we had derivative contracts to sell amounting to $ 2,032 million, £ 132 million and Euro 25 million. As of December 31, 2006, we had derivative contracts to buy amounting to $ 15 million and £ 3 million. As of December 31, 2007, we had derivative contracts to buy amounting to $ 515 million, £ 42 million and ¥ 4,906 million. As of December 31, 2007, we had options to sell amounting to $ 258 million.
In connection with cash flow hedges, we have recorded Rs. 115 million and Rs. 942 million of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at December 31, 2006 and December 31, 2007.
Sensitivity analysis of exchange rate risk As at December 31, 2007, a Rupee 1 appreciation /depreciation in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 3,016 million decrease/increase in the fair value of the our derivative contracts.
Interest rate risk. Our interest rate risk primarily arises from our investment securities and fixed rate debt. Our investments and fixed rate debt are primarily for short term and therefore these do not expose us to significant interest rate risk.
Fair value.  The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
Based on their evaluation as of December 31, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.
During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
Income Taxes. The Company has received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503 million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company has appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal for the year ended March 31, 2001 and 2002.
In March 2007 and July 2007, the first Income tax appellate authority upheld the deductions claimed under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003 and 2004.
Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in its favor and there should not be any material impact on the financial statements.
Item 1A. Risk Factors.
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 have not materially changed other than as set forth below:
     Crisis in mortgage backed securities markets could negatively impact companies in financial services sector
     We derive about 24% of our revenues in Global IT Services from clients in financial services sector. The recent crisis in mortgage backed securities markets has resulted in adverse credit market conditions. The financial services sector has been adversely impacted, some of the companies have suspended or downsized their mortgage operations and some companies have taken huge write offs on mortgage-backed securities. Currently we derive only a negligible portion of our revenues from the financial services sector in the areas directly impacted by this crisis. However, extended periods of adverse credit market conditions can adversely impact US economy in general and financial services companies in particular.  This in turn could adversely affect our revenues and profitability.
     Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.
     A significant portion of our revenues is earned in major currencies of the world while a significant portion of our costs are in Indian rupees. Since April 2007, the Indian rupee has appreciated by 10% against US dollar, 3% against Euro and 6% against Pound Sterling. Continued appreciation of the Indian rupee against the major currencies of the world can adversely affect our revenues and gross margins, and can adversely impact our competitive positioning.  We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation could negatively impact our revenue and operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
          None
Item 3. Default Upon Senior Securities.
          None
Item 4. Submission of matters to a vote of security holders.
A.	ANNUAL GENERAL MEETING
a.	We held our Annual General Meeting of shareholders (AGM) on July 18, 2007.

b.	The following directors retired by rotation at the AGM held on July 18, 2007 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.
Mr Narayanan Vaghul – Elected unanimously
Mr B C Prabhakar — Elected unanimously
The following other directors term of office continued:
Mr Azim H Premji
Dr Ashok S Ganguly
Dr Jagdish N Sheth
Mr P M Sinha
Mr William Arthur Owens
c.	The following is a brief description of the matters voted upon at our AGM held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
     ORDINARY BUSINESS

			Votes /	Abstentions/
			Against	Broker
Sl.No.	Brief description of the matter put to vote	Votes for *	Withheld	Non-Votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2007 and the Profit and Loss Account for the year ended on that data and the Report of Directors and Auditors thereon	146	Nil	Nil

2.	To confirm payment of Interim Dividend and declare final dividend on equity shares	146	Nil	Nil

3.	To appoint Mr Narayanan Vaghul as Director to fill the vacancy left by his retirement by rotation.	146	Nil	Nil

4.	To appoint Mr B C Prabhakar as Director to fill the vacancy left by his retirement by rotation	146	Nil	Nil

5.	To re-appoint BSR & Co. Chartered Accountants, as auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Audit Committee of the Board in consultation with the Auditors.	146	Nil	Nil

			Votes /	Abstentions/
			Against	Broker
Sl.No.	Brief description of the matter put to vote	Votes for *	Withheld	Non-Votes
SPECIAL BUSINESS

6.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any under the Companies Act, 1956, the re-appointment of Mr Azim H Premji, Chairman and Managing Director (designated as “Chairman”) of the Company with effect from July 31, 2007 until July 30, 2009, on the terms and conditions as provided in the explanatory statement.	146	Nil	Nil

7.	To approve by way of Special Resolution in terms of Section 314(1B) read with Director’s Relatives (Office or Place of Profit) Rules, 2003 and all other applicable provisions, if any, of the Companies Act, 1956, the appointment of Mr Rishad Azim Premji son of Mr Azim H Premji, Chairman of the Company to hold and continue to hold an Office or Place of Profit as Business Manager-Mortgage Practice with effect from July 20, 2007 for a period of three years, on the terms and conditions as provided in the explanatory statement.	146	Nil	Nil

8.	To approve by way of Special Resolution to carry out the amendments to Wipro Employee Stock Option Plan 1999, Wipro Employees Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan, 2004 and Wipro Restricted Stock Unit Plan, 2005 with effect from April 1, 2007 pursuant to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and all other applicable statutory provisions.	146	Nil	Nil

9.	To approve by way of Special Resolution in terms of Section 81(1A) and all other applicable provisions of the Companies Act, 1956 including the relevant circulars and notifications issued by Reserve Bank of India, SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999) issued by Securities and Exchange Board of India for creation and issue of Restricted Stock Units exercisable into equity shares of nominal value Rs.2/- under Wipro Employee Restricted Stock Unit Plan 2007	146	Nil	Nil

*	Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.

Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.

The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

B.	APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF WIPRO INFRASTRUCTURE ENGINEERING LIMITED, WIPRO HEALTHCARE IT LIMITED AND QUANTECH GLOBAL SERVICES LIMITED WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 18, 2007

A court convened Extraordinary General Meeting was held on July 18, 2007 at 5.15 pm for approval of the proposed merger of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited.

The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

The resolution was passed in favour of the proposed Scheme of Amalgamation of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited as carried by 214 Equity Shareholders out of a total of 218 Equity Shareholders present in person or by representation or by proxy representing 99.99% in value of the Equity Shareholders present and voting either in person or by proxy.

		Number	Number	Invalid
		of voters	of voters	Number of
Sl.No.	Brief description of the matter put to vote	in favour	Against	voters
1.	To approve the proposed merger and the Scheme of Amalgamation of Wipro Infrastructure Engineering Limited, Wipro HealthCare IT Limited and Quantech Global Services Limited with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959 (the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka, Honorable High Court Andhra Pradesh and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Courts or other appropriate authorities	214	4	56
C.	APPROVAL OF SCHEME OF AMALGAMATION FOR THE MERGER OF MPACT TECHNOLOGY SERVICES PRIVATE LIMITED, MPOWER SOFTWARE SERVICES (INDIA) PRIVATE LIMITED AND CMANGO INDIA PRIVATE LIMITED WITH WIPRO LIMITED IN A COURT CONVENED EXTRAORDINARY GENERAL MEETING HELD ON JULY 18, 2007

A court convened Extraordinary General Meeting was held on July 18, 2007 at 5.30 pm for approval of the proposed merger of Mpact Technology Services Private Limited, MPower Software Services (India) Private Limited and cMango India Private Limited with Wipro Limited.

The following is a brief description of the matters voted upon at our Extraordinary General Meeting held on July 18, 2007, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

The resolution was passed in favour of the proposed Scheme of Amalgamation of Mpact Technology Services Private Limited, Mpower Software Services (India) Private Limied and cMango India Private Limited as carried by 172 Equity Shareholders out of a total of 173 Equity Shareholders present in person or by representation or by proxy representing about 100% in value of the Equity Shareholders present and voting either in person or by proxy.

		Number	Number	Invalid
		of voters	of voters	Number of
Sl.No.	Brief description of the matter put to vote	in favour	Against	voters
1.	To approve the proposed merger and the Scheme of Amalgamation of Mpact Technology Services Private Limited, Mpower Software Services (India) Private Limited and cMango India Private Limited with Wipro Limited pursuant to sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959(the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka and Honorable High Court of Mumbai and other requisite concerns and approvals, if any, and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Courts or other appropriate authorities	172	1	44
Item 5. Other Information
     None
Item 6. Exhibits.
     The Exhibit Index attached hereto is incorporated by reference to this item.

EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2007.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32 .	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 12, 2008	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Executive Vice President, Finance